February 13, 2003

MDS Inc.
100 International Boulevard
Toronto, ON M9W 6J6

Dear Sirs:

RE: MDS INC.

The following material(s) were sent by prepaid mail to all registered shareholders of the above-mentioned Company on February 13, 2003.

X	Proxy
X	Notice of Meeting/Information Circular
X	MD & A
X	Annual Report for the Fiscal Year Ended October 31, 2002
X	Annual Financial Statement for the Fiscal Year Ended October 31, 2002

However, we have not mailed material(s) to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

/s/ Jo-Anne Kidd

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578
pk\L_MDS

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks